Exhibit 99.1

20 December 2016
Midatech Pharma PLC
("Midatech" or the "Company")

Director/PDMR Shareholding

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, announces that today, 20 December 2016, certain PDMRs purchased ordinary shares of 0.005p each in the capital of the Company ("Ordinary Shares"). Details of the purchases and the effect on the PDMRs’ beneficial holding in the Company are given below. Additionally, on 19 December 2016, Jim Phillips, Chief Executive Officer and a PDMR, gifted Ordinary Shares to certain adult members of his family by way of transfer for nil consideration, details of which are also given below.

PDMR	Number of Ordinary Shares purchased	Purchase price per Ordinary Share	Number of Ordinary Shares transferred to adult members of family	Consideration per Ordinary Share of transfer	Resulting beneficial interest in Ordinary Shares	Resulting beneficial interest in the Company as a % of share capital
Jim Phillips, CEO	13,380	110p	7,900	Nil	46,896	0.096%
Craig Cook, CSO	2,000	110p	-	-	2,000	0.004%

- Ends -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com